Press Release from Securitas AB

30 September, 2004

Securitas acquires Valiance Cash Handling Services in France

Securitas has today agreed to take over personnel and certain assets representing the Valiance Cash Handling operations in France that were declared in bankruptcy on 27th of July 2004. The operations comprise a nationwide network of 58 local branches making Securitas one of the two main players in the French cash handling market.

The Valiance operations have annual sales of MEUR 180 (MSEK 1,620), 2,527 employees in 58 local branches with national cover and 875 vehicles. Customers are mainly the Post, Banks and large retailers. Securitas will take over personnel and certain assets from the administered company in return for a cash payment of MEUR 11 (MSEK 99) and by assuming personnel related liabilities of 9 MEUR (MSEK 81). In addition to this Securitas will also assume certain financial leases on vehicles, buildings and security equipment. This together with the required working capital represents a capital employed of approximately MEUR 80 (MSEK 720).

As Securitas will only acquire or assume the resources it needs to run the operations, the estimated restructuring costs are nominal and mainly related to re-branding of the operations.

The acquired business is expected to contribute to Group income and cash flow from the beginning of 2005.

"After a long period of uncertainty for the supply of cash in France as well as for customers and employees, a new platform has now been established for stable and long term development", said Thomas Berglund, CEO of Securitas.

Including the acquired Valiance operations Securitas Cash Handling Services in France will have sales of MEUR 215 (MSEK 1,935) and approximately 3,000 employees in 66 local branches. The business is divided in 62 percent transportation, 9 percent ATM services and 28 percent cash management services.

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Further information can be obtained from:

Thomas Berglund, President and CEO	**+44 (0) 20 8432 6552**
Håkan Winberg, Executive Vice President and CFO	**+44 (0) 20 8432 6552**
Henrik Brehmer, Senior Vice President Investor Relations	**+44 (0) 20 8432 6523**

The press release is also available on: www.securitasgroup.com

Notes to Editors:

Securitas Cash Handling Services France is part of **Securitas' Cash Handling Services Division,** which offers transport, cash management and ATM services in 11 countries in Europe and the USA. Customers are mainly banks and retailers and through nationwide infrastructures with high density, Securitas can offer complete cash services to customers covering the entire cash flow. As a whole, Securitas has a market share in Europe of about 17 percent and in the USA the market share is 21 percent. Including the Valiance operations the division has total sales of approximately MSEK 11,000 and 20,000 employees.

Securitas is a world leader in security, active in more than 20 countries in Europe and the USA. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for large alarm systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash transport, management and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 60.000.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70